

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Chia-Lin Simmons
Chief Executive Officer
LogicMark, Inc.
2801 Diode Lane
Louisville, KY 40299

       Re: LogicMark, Inc.
           Registration Statement on Form S-1
           Filed May 6, 2024
           File No. 333-279133

Dear Chia-Lin Simmons:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Michael DeDonato, Esq.